Filed pursuant to Rule 433
Issuer Free Writing Prospectus, dated December 5, 2017
Supplementing the Preliminary Prospectus Supplement, dated December 5, 2017
Registration No. 333-221391-01

$875,000,000

Springleaf Finance Corporation

5.625% Senior Notes due 2023

This Pricing Supplement is qualified in its entirety by reference to the preliminary prospectus supplement dated December 5, 2017 (the “Preliminary Prospectus Supplement”).

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein but not defined shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

Change in Size of Offering

The total offering size has been increased from $500 million to $875 million, which represents an increase of $375 million from the amount reflected in the Preliminary Prospectus Supplement.  See “Changes to the Preliminary Prospectus Supplement” below.

$875,000,000 5.625% Senior Notes due 2023

Issuer:	Springleaf Finance Corporation

Aggregate Principal Amount:	$875,000,000

Title of Securities:	5.625% Senior Notes due 2023 (the “Notes”)

Maturity Date:	March 15, 2023

Offering Price:	100.00%, plus accrued interest, if any, from December 8, 2017

Coupon:	5.625%

Yield:	5.627%

Spread:	345 basis points

Benchmark Treasury:	1.50% UST due March 31, 2023

Gross Proceeds to Issuer:	$875,000,000

Net Proceeds to Issuer After Gross Spread:	$865,624,987.50

Gross Spread:	1.07143%

Distribution:	SEC Registered

CUSIP and ISIN Numbers:	CUSIP: 85172F AL3 ISIN: US85172FAL31

Denominations:	$2,000 and integral multiples of $1,000

Interest Payment Dates:	March 15 and September 15

First Interest Payment Date:	March 15, 2018

Record Dates:	March 1 and September 1

Optional Redemption:
At any time and from time to time prior to the Stated Maturity of the Notes, the Issuer may redeem, at its option, all or part of the Notes upon not less than 30 nor more than 60 days prior notice (with a copy to the Trustee) at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest to, but excluding, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means with respect to any note on any date of redemption, as determined by the Issuer, the excess, if any, of (a) the sum of the present values of the remaining scheduled payments of principal and interest on the note (excluding accrued but unpaid interest to the date of redemption), discounted to the date of redemption on a semi-annual basis using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points; over (b) the principal amount of the note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to the Stated Maturity of the Notes; provided, however, that if the period from the redemption date to the Stated Maturity of such Notes is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Joint Book-Running	Goldman Sachs & Co. LLC
Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC Natixis Securities Americas LLC RBC Capital Markets, LLC SG Americas Securities, LLC

Co-Managers:	Mischler Financial Group, Inc. R. Seelaus & Co., Inc. Samuel A. Ramirez & Company, Inc.

Trade Date:	December 5, 2017

Settlement Date:
December 8, 2017 (T+3).

Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement.

Ratings[1]:	B2 (Moody’s) / B (S&P) / B (Fitch)

Changes to the Preliminary Prospectus Supplement

Offering Size:	The total offering size has been increased from $500 million to $875 million, which represents an increase of $375 million from the amount reflected in the Preliminary Prospectus Supplement.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The Issuer has filed a registration statement (including a prospectus and related Preliminary Prospectus Supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman Sachs & Co. LLC at prospectusgroup-ny@ny.email.gs.com.

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus.  The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in such Preliminary Prospectus Supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.